UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

SINOCOM PHARMACEUTICAL, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

None

__________________________________________

(CUSIP Number)

Siang Meng Tan

Room 3, 21/F, Far East Consortium Building

121 Des Voeux Road

Central, Hong Kong

011-852- 2159-7863

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2010

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - None

1. Names of Reporting Persons: Siang Meng Tan
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): Not Applicable
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 0
8. Shared Voting Power: none
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 0%
14. Type of Reporting Person (See Instructions): IN

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001, (the "Common Stock") of Sinocom Pharmaceutical, Inc. (the “Issuer”), a Nevada corporation, whose principal executive office is located at Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong.

ITEM 2.

IDENTITY AND BACKGROUND.

The individual filing this statement is Siang Meng Tan (the “Reporting Person”).  The Reporting Person’s address is Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road, Central, Hong Kong.  During the last five years the Reporting Person has not been convicted in any criminal proceeding.  During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable

ITEM 4.

PURPOSE OF TRANSACTION.

Not Applicable

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has disposed of all securities of the Issuer.  As of March 15, 2010, the Reporting Person sold 3,207,9936 shares of Common Stock of the Issuer in a private transaction, at a price of $0.9465 per share.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Siang Meng Tan

March 25, 2010